Exhibit (a)(1)(ix)

FORM OF CONFIRMATION OF NON-PARTICIPATION IN EXCHANGE PROGRAM

Date:

To:	[Eligible Employee/s]

From:	Weight Watchers International, Inc.

Re:	Confirmation of Non-Participation in Exchange Program

As was previously communicated, the deadline for making an election to exchange your Eligible Options in the Exchange Program was 5:00 p.m., New York City time, on June 22, 2015, the Expiration Time of the Exchange Program. There are no exceptions to this deadline.

This e-mail is to confirm that prior to this deadline, a properly completed (and not subsequently withdrawn) Election Form from you to exchange your Eligible Options for Replacement Options in the Exchange Program was not on file with Weight Watchers. Accordingly, your Eligible Options will not be canceled and will remain subject to their existing terms, exercise prices and vesting schedules, and you will not be granted Replacement Options with respect to these Eligible Options under the Exchange Program.

You should direct questions about the Exchange Program or requests for assistance (including requests for additional copies of the Offering Memorandum, the Election Form or other documents relating to this Exchange Program) by e-mail directly to optionexchange@weightwatchers.com. You may also call Ms. Stephanie Delavale, who manages our stock incentive plans, at 516-390-1851. You will have the ability to leave a voice message on this extension.